FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of August, 2013

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding continuing connected transactions of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on August 16, 2013.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTION

Based on the Company’s internal review, it was discovered that as of 30 June 2013, the Company had a new continuing connected transaction with Huaneng Group and its subsidiaries and associates which had not yet complied with the announcement requirement under Rule 14A.47 of the Hong Kong Listing Rules. The transaction related to the sale of coal by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates. As of 30 June 2013, the aggregate amount (unaudited) relating to the sale of coal by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates was approximately RMB129,880,878.17. The aggregate amount of the continuing connected transaction exceeded the de minimis threshold under Rule 14A.33(3) of the Hong Kong Listing Rules.

Given that as of 30 June 2013, the applicable percentage ratio relating to the aggregate amount of the continuing connected transaction as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeded 0.1% but lower than 5%, the continuing connected transaction as of 30 June 2013 was therefore only subject to the reporting annual review and announcement requirements under Rules 14A.37 to 14A.40, and Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but was exempt from independent shareholders’ approval requirement.

RELATIONSHIP BETWEEN THE COMPANY AND HUANENG GROUP

The Company, together with its subsidiaries, mainly develops, constructs, operates and manages large scale power plants throughout China. It is one of the largest listed power suppliers in China, with a controlling capacity of 66,341 MW.

Huaneng Group mainly engages in the development, investment, construction, operation and management of power sources; the production and sale of power (heat); the businesses and development, investment, construction, production and sale of products relating to energy, transportation, renewable energy and environmental protection.

As of 30 June 2013, HIPDC holds 36.05% of the total equity interests in the Company, being the direct controlling shareholder of the Company, while Huaneng Group holds a 51.98% direct equity interests and a 5% indirect equity interests in HIPDC. In addition, Huaneng Group holds a 15.26% equity interests in the Company (including a 11.06% direct equity interests in the Company held by Huaneng Group, a 3.36% indirect equity interests in the Company held by China Hua Neng Group Hong Kong Limited (a wholly-owned subsidiary of Huaneng Group), a 0.04% indirect equity interests in the Company held by Huaneng Capital Services Company Limited (a wholly-owned subsidiary of Huaneng Group) and a 0.80% indirect equity interests in the Company held by China Huaneng Finance Corporation Limited (a controlling subsidiary of Huaneng Group)).

The relationship between the Company and Huaneng Group is as follows:

*	Huaneng Group, through Hua Neng HK, its wholly-owned subsidiary, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC.

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Huaneng Group holds a 11.06% direct interest in the Company, a 3.36% indirect equity interests in the Company held by China Hua Neng Group Hong Kong Limited (a wholly-owned subsidiary of Huaneng Group), a 0.04% indirect equity interests in the Company held by Huaneng Capital Services Company Limited (a wholly-owned subsidiary of Huaneng Group) and a 0.80% indirect equity interests in the Company held by China Huaneng Finance Corporation Limited (a controlling subsidiary of Huaneng Group)).

Under the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group (including its subsidiaries and associates) constitute connected transaction of the Company, subject to the relevant disclosures and/or independent shareholders’ approval requirements as stipulated in the Hong Kong Listing Rules.

CONTINUING CONNECTED TRANSACTION REGARDING SALE OF COAL

Reference is made to an announcement relating to among others, the continuing connected transaction on sale of coal published by the Company on 30 July 2013.

Based on the Company’s internal review, it was discovered that as of 30 June 2013, the Company had a new continuing connected transaction with Huaneng Group and its subsidiaries and associates which had not yet complied with the announcement requirement under Rule 14A.47 of the Hong Kong Listing Rules. The transaction related to the sale of coal by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates. As of 30 June 2013, the aggregate amount (unaudited) relating to the sale of coal by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates was approximately RMB129,880,878.17. The aggregate amount of the continuing connected transaction exceeded the de minimis threshold under Rule 14A.33(3) of the Hong Kong Listing Rules.

As soon as the Company became aware of the inadvertent omission to make timely announcement regarding the relevant continuing connected transaction under Rule 14A.47, the Company convened a meeting of the board of directors on 16 August 2013 whereby the relevant continuing connected transaction was approved and ratified. The prices/fees for the sale of coal by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates were determined based on the then market price, taking into account of the then market condition and on arm’s length terms. In any event the actual terms should be no less favourable than those offered by the Company and its subsidiaries to independent third parties. The payment of the consideration was settled in cash in arrears.

The cap of the aggregate transaction amount in 2012 for sale of products (mainly the sales coal) by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associate was set at RMB5.7 billion. As of 31 December 2012, the aggregate transaction amount (audited) for sale of products by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates was RMB558 million.

Save as disclosed, the Company confirms that subsequent to 30 June 2013, it has not conducted and does not currently propose to conduct any sale of coal transaction to Huaneng Group and its subsidiaries and its associates in 2013.  Should the Company and its subsidiaries conduct further relevant transaction, the Company will comply with the requirements under Chapter 14A of the Hong Kong Listing Rules.

The Directors (including the independent non-executive Directors) of the Company are of the view that the transaction on sale of coal to Huaneng Group and its subsidiaries and associates was conducted on terms as follows: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (3) on terms that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

IMPLICATION UNDER THE HONG KONG LISTING RULES

Given that as of 30 June 2013, the applicable percentage ratio relating to the aggregate amount of the continuing connected transactions as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeded 0.1% but lower than 5%, the continuing connected transaction as of 30 June 2013 was therefore only subject to the reporting, annual review and announcement requirements under Rules 14A.37 to 14A.40, and Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but was exempt from the independent shareholders’ approval requirement.

Pursuant to the Shanghai Listing Rules and Rule 14A.56(9) of the Hong Kong Listing Rules, the related Directors, being Mr. Cao Peixi, Mr. Huang Long, Mr. Li Shiqi, Mr. Huang Jian, Mr. Liu Guoyue and Mr. Fax Xiaxia, had abstained from voting on the board resolution relating to the continuing connected transaction. The relevant resolution was voted by Directors who are not connected to the transaction.

MEASURES ADOPTED BY THE COMPANY ON FUTURE COMPLIANCE WITH THE RULES

To avoid similar incident from happening in the future, the Directors and senior management of the Company will closely monitor and regularly review the continuing connected transactions of the company. The Company has taken necessary measures to strengthen the reporting and documentation system and internal control procedures of the Company and its subsidiaries including arranging Directors and senior management to attend more trainings, contract management department to have more stringent contract review, relevant business departments to monitor timely connected transactions volume. The Company will further enhance the risk management department on the regulatory management and control function in its daily operation and business, thereby forming a complete risk alarming and controlling system.

DEFINITIONS “associate(s)”	means	within the meaning ascribed to it under the Hong
Kong Listing Rules;
“Board”	means	the Board of Directors of the Company;
“Company”	means	Huaneng Power International, Inc. and its subsidiaries;
“Directors”	means	the Directors of the Company;
“HIPDC”	means	Huaneng International Power Development Corporation;
“Hong Kong Listing Rules”	means	the Rules Governing the Listing of Securities on the the Stock Exchange;
“Huaneng Group”	means	China Huaneng Group;
“PRC”	means	the People’s Republic of China;
“RMB”	means	the lawful currency of the PRC;
“Shanghai Listing Rules”	means	the Listing Rules of the Shanghai Stock Exchange;
“Stock Exchange”	means	The Stock Exchange of Hong Kong Limited; and
“subsidiary(ies)”	means	within the meaning ascribed to it under the Hong Kong Listing Rules.

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
16 August 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     August 19, 2013